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                              January 13, 2022

       Lee Chong Kuang
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-3
                                                            Filed January 5,
2022
                                                            File No. 333-258441

       Dear Mr. Kuang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-3

       Our Business, page 1

   1. We note your disclosure on the cover page; however, please also disclose in the prospectus summary each
permission or approval that you and your subsidiaries are
                                                        required to obtain from
Chinese authorities to operate your business and to offer the securities being
registered to foreign investors. State whether you and your subsidiaries are covered by
permissions requirements from the China Securities Regulatory
                                                        Commission (CSRC),
Cyberspace Administration of China (CAC) or any other
                                                        governmental agency,
and state affirmatively whether you have received all requisite permissions or
approvals and whether any permissions or approvals have been denied.
 Lee Chong Kuang
Greenpro Capital Corp.
January 13, 2022
Page 2
2. Throughout the prospectus summary, please provide specific cross-references to the detailed risk factors.
3. Update your summary of risk factors to include the risk that the Chinese government may intervene or influence your operations at any time. In addition, please specifically cross-
      reference the section of your risk factors entitled "Risks Related to Doing Business in
      Hong Kong and China."
Risk Factors, page 9

4. Update your disclosure to reflect that the Commission adopted rules to implement the
      HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
5. Expand your disclosure to address whether the PCAOB is able to inspect the audit
      workpapers of the company   s China subsidiaries and the implications to
the company.
       You may contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo,
Legal Branch Chief, at 202-551-3453 if you have questions.



                                                            Sincerely,
FirstName LastNameLee Chong Kuang
                                                            Division of
Corporation Finance
Comapany NameGreenpro Capital Corp.
                                                            Office of
Technology
January 13, 2022 Page 2
cc:       Benjamin A. Tan
FirstName LastName